[LETTERHEAD OF AMERICAN WATER]

May 1, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Water Works Company, Inc.
Rule 477 Application for Withdrawal of
Registration Statement on Form S–1
File No. 333–156256
Initially filed on December 18, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), American Water Works Company, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-156256) initially filed with the Commission on December 18, 2008, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Registrant requests this withdrawal because it has elected to pursue the registration of the securities covered by the Registration Statement on a Form S-3 Registration Statement.  The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide William V. Fogg of Cravath, Swaine & Moore, LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 474-3700.

Thank you for your assistance with this application for withdrawal.  If you have any questions or require any further information, please contact William V. Fogg at (212) 474–1131 or Daniel A. O’Shea at (212) 474–1792, each of Cravath, Swaine & Moore, LLP, the Registrant’s legal counsel.

Very truly yours,

AMERICAN WATER WORKS COMPANY, INC.,
by
/s/ George W. Patrick
Name: George W. Patrick
Title: Senior Vice President, General Counsel and Secretary

By Facsimile to:

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Ms. Ellie Bavaria
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Mr. John Fieldsend
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
       Washington, D.C. 20549